HOMEFED CORPORATION
                               1903 Wright Place
                                   Suite 220
                           Carlsbad, California 92006



                                                      June 4, 2009



BY EDGAR
--------


Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Attention:  Kevin Woody
            Accounting Branch Chief

              Re:  HomeFed Corporation
                   Form 10-K for the fiscal year ended December 31, 2008 Filed February 24, 2009
                   File #1-10153

Dear Mr. Woody:

Reference is made to your letter of June 1, 2009 addressed to me (the "June 1, 2009 Letter"). On behalf of HomeFed Corporation ("HomeFed" or the "Company"), set forth below is each numbered paragraph of the June 1, 2009 Letter followed by the response of HomeFed to each comment contained in the June 1, 2009 Letter. The number of each response corresponds to the number of the comment in your letter.


Item 1. Business
----------------

Current Development Projects, page 2
------------------------------------

General
-------

     1. For each of your material projects identified under this subheading, please tell us the nature of your title to, or other interest in, such properties and the nature and amount of any material liens or encumbrances against such properties. Provide this disclosure in future filings.

               Subsidiaries of the Company own title to the real estate in fee simple. All of the subsidiaries that own real estate are wholly owned, except for subsidiaries that own the San Elijo Hills project. The Company has an effective 68% ownership interest in that project, which is disclosed in the San Elijo Hills portion of this section. The only material liens or encumbrances against the Company's real estate projects are notes payable to trust deed holders that are collateralized by the San Elijo Hills project land. This encumbrance is disclosed in Liquidity and Capital Resources of Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations and in Note 5 to the financial statements. In future filings the Company will disclose the amount of encumbrance against the San Elijo Hills project or any material new encumbrances against the Company's real estate projects in this section.

Kevin Woody
Page 2

Otay Ranch, page 5
------------------

     2. As currently written, it is unclear what amount of the approximately 2,100 total acres of non-developable land is unusable because the land is designated for government purposes. Please clarify. Additionally, please tell us why the remaining land is classified as "non-developable," considering that such amount represents a significant percentage of the total land held by the Otay Land Company.

               All of the 2,100 acres of land was zoned as non-developable mitigation land when it was acquired by the Company, pursuant to the General Development Plan for the larger Otay Ranch planning area approved by the City of Chula Vista and the County of San Diego. Although the Company can not use the land for development the land is not "unusable." As disclosed in this section, 1.188 acres of open space mitigation land from within the Otay Ranch project must be dedicated to the government for each 1.0 acre of land that is developed. Some owners of development land have adequate or excess mitigation land, while other owners lack sufficient acreage of mitigation land to cover their inventory of development land. In prior years Otay Land Company completed two transactions to sell an aggregate of 554 acres of non-developable land for aggregate cash proceeds of $7.2 million. Otay Land Company currently has substantially more mitigation land than it needs to be able to develop its developable property at this project. This land could have value to other developers within the larger Otay Ranch development area as their development progresses. The Company may also be able to sell mitigation land to buyers outside the Otay Ranch development area. However, whether any additional sales of Otay Land Company open space mitigation land will occur is dependent, among other things, upon whether third parties who are interested in developing their land have adequate open space mitigation land to satisfy the local requirements.

Item 7. Management's Discussion and Analysis of Financial Condition and Results
-------------------------------------------------------------------------------
        of Operations
        -------------

Liquidity and Capital Resources, page 16
----------------------------------------

     3. We note that you identify certain design and processing expenditures on page 6 that you deem necessary to the development of your Otay Ranch project. To the extent that such expenditures are considered material, please tell us the amount needed to fully entitle the property for development and sale and provide similar disclosure in future filings.

Kevin Woody
Page 3


               During the next three years, the Company expects to spend approximately $7.5 million at the Otay Ranch project to fully entitle the property for development. The Company does not believe that this amount is material to warrant disclosure in future filings. If circumstances change and such expenditures become material, the Company would include an appropriate discussion in Liquidity and Capital Resources. The disclosure on page 6 was intended to inform the reader of the significant design and processing efforts, rather than expenditures, that will be required by Company personnel, that such efforts will take a number of years and that the ultimate development and timing of any sales is subject to market conditions and governmental requirements, which are outside of the Company's control.

Item 8. Financial Statements and Supplementary Data
---------------------------------------------------

Consolidated Balance Sheets, page F-2
-------------------------------------

     4. We note that you repurchased common stock to be held in treasury stock during the fiscal year ended December 31, 2008. In future filings, please disclose on the face of your balance sheets as a separate deduction from shareholders' equity the amount of shares and dollar value attributed to treasury stock as of the reporting date.

               The Company discloses the number of treasury shares held on the face of the balance sheet and discloses the amount paid to acquire the shares in its consolidated statements of changes in stockholders' equity. The Company does not consider the amount of treasury shares held to be material, and although the treasury shares are not formally retired we applied the accounting treatment appropriate for retired stock, which is permitted by APB 6. The Company believes its accounting treatment is appropriate.

7. Stock Incentive Plans, page F-11
-----------------------------------

     5. We note that in October 2008 you repurchased 394,931 shares of your common stock in a private transaction. After considering such transaction, you can repurchase up to an additional 105,069 shares to reach the 500,000 shares approved by your Board of Directors in July 2004. Please reconcile this disclosure with your tabular disclosure of Issuer Purchases of Equity Securities with Item 5 of Form 10-K, where you disclose an amount for Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs as zero.

               The information contained in the paragraph immediately following the chart provides the required information as to the Company's repurchase program, the date of adoption by the Board of Directors of the program, the number of shares purchased under the program during the fourth quarter of 2008 and the shares remaining available for repurchase under the program. The failure to complete the tabular disclosure was an oversight, which the Company believes is mitigated by the inclusion of the required disclosure in the textual paragraph immediately following the issuer purchases of equity securities table.

Kevin Woody
Page 4


Item 11. Executive Compensation
-------------------------------

Base Salary, page 28
--------------------

     6. We note that individual base salaries are intended to be appropriate in light of the executive's respective roles and levels of responsibility. Please tell us the specific individual factors that the compensation committee considered in determining annual salary decisions and explain how such factors lead to each named officers base salary. Please refer to Item 402(b)(2)(vii) of Regulation S-K. Please provide this disclosure in future filings and tell us how you plan to comply.

               The named executive officers are long-term employees of the Company whose roles and responsibilities have not changed during the period covered by the Summary Compensation Table. Annual salary changes are cost of living adjustments that are based on changes in the Consumer Price Index over the preceding twelve months. There were no other factors considered by the compensation committee in determining salary changes; accordingly, the Company believes that its disclosure is appropriate.

Short Term Incentives - Annual Bonus Compensation, page 28
----------------------------------------------------------

     7. Please provide for us a more in-depth discussion of the committee's "subjective assessment" of each executive's performance that you disclose and how those individual factors impacted the amounts awarded. For instance, tell us how you subjective assessment and the financial measures considered lead the amount awarded. Refer to Item 402(b)(2)(v) and Instruction 4 to Item 402(b) and Item 402(b)(2)(vii) of Regulation S-K. Please provide this disclosure in future filings.

               The compensation committee reviews actual and estimated results of operations for the current year, operating results and short term incentive payments for prior years, an annual performance review form completed by each executive and recommendations from the President when determining short term incentive awards for other named executive officers. The annual performance review form reports on the degree to which the executive achieved his/her accountabilities and objectives that were established in the beginning of the year; however, these accountabilities and objectives are not based on financial measures. The short term incentive award is not based on any formula or the application of specific mathematical criteria. The determination by the compensation committee is highly subjective. Although the Company believes that its disclosure is appropriate, in future filings the Company will include the additional disclosures contained in this paragraph.

Kevin Woody
Page 5


Item 15. Exhibits and Financial Statement Schedules
---------------------------------------------------

     8. We note that the financial statement schedules have been omitted. In future filings please include Schedule III per Rule 5-04 of Regulation S-X or tell us why such disclosure is not required.

               The Company is primarily engaged in the business of the development of residential real estate projects in California. Its real estate projects were acquired with the intent to develop the projects and to sell improved lots to homebuilders. Schedule III is required to be filed by certain real estate companies whose business is the acquisition of real estate for investment purposes (e.g. companies that own depreciable assets such as office buildings or industrial properties); accordingly, the Company does not believe that it is required to file this schedule. Nevertheless, the Company notes that it has disclosed the carrying amounts of its real estate projects in Note 4 to the financial statements, real estate encumbrances in Note 5 to the financial statements and does not have any depreciable assets of the type that are required on Schedule III. Although the Company does not believe Schedule III is applicable, the Company has included the material disclosures required by this schedule in the Notes to the financial statements.


                                     * * * *

In connection with our filings and in response to the June 1, 2009 Letter, the Company acknowledges and agrees that:

     o The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

     o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

     o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or desire any additional information please contact the undersigned at 760-602-3776.



                                                Very truly yours,


                                                /s/ Erin N. Ruhe
                                                Erin N. Ruhe
                                                Vice President, Treasurer and
                                                Controller


cc:  Mark Rakip, Staff Accountant
     Jerard Gibson, Attorney-Advisor
     Duc Dang, Attorney-Advisor